     As filed with the Securities and Exchange Commission on November 1, 1996

                                                       Registration No. 33-_____
--------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                 TECHDYNE, INC.
             (Exact name of registrant as specified in its charter)

              Florida                                  59-1709103
--------------------------------------  ----------------------------------------
    (State or other jurisdiction          (I.R.S. Employer Identification No.)
 of incorporation or organization)
                                            JOSEPH VERGA, Sr. Vice President,
                                                 Secretary and Treasurer
         2230 West 77th Street                     2230 W. 77th Street
         Hialeah, Florida 33016                    Hialeah, Florida 33016
            (305) 556-9210                              (305) 556-9210
    (Address, including zip code and        (Name, address, including zip code
  telephone number, including area code,      and telephone number, including
of registrant's principal executive offices)  area code, of agent for service)

     It is requested that copies of notices and communications be sent to:
                             LAWRENCE E. JAFFE, ESQ.
                               777 Terrace Avenue
                          Hasbrouck Heights, N.J. 07604
        Approximate date of commencement of proposed sale to the public:
  From time to time after the effective date of this Registration Statement as determined by market conditions.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement

for the same offering. |_|

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

====================================================================================================================================
                                                                     Proposed               Proposed
                                                                      Maximum                Maximum
      Title of Each Class                     Amount to Be         Offering Price            Aggregate                Amount of
of Securities to be Registered                 Registered          Per Unit (1)(2)      Offering Price (1)(2)      Registration Fee
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value ..........       1,000,000 (1)(2)         $5.00                 $5,000,000                $1,724*
Common Stock, $.01 par value ..........         100,000 (1)(3)         $8.25                 $  825,000                $  284*
Common Stock, $.01 par value ..........         100,000 (1)(3)         $6.60                 $  660,000                $  228*
------------------------------------------------------------------------------------------------------------------------------------
Minimum Fee ...........................                                                                                $  100(4)
Total ...............................................................................................................  $2,336*
====================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457. Represents (i) 1,000,000 shares issuable under the Company's Redeemable Common Stock Purchase Warrants ("Warrants") exercisable through September 12, 1998 at $5.00 per share registered under the Company's September, 1995 security offering registered on Form SB-2, Registration No. 33-94998-A ("Form SB-2 Registration"); (ii) 100,000 shares of Common Stock issuable upon exercise at $6.60 per share of the Underwriter's Purchase Warrant registered under the Company's Form SB-2 Registration; and (iii) 100,000 shares of Common Stock issuable upon exercise of Warrants exercisable at $8.25 per share through September 12, 2000 pursuant to the Underwriter's Purchase Warrant registered under the Form SB-2 Registration, which Purchase Warrant is exerciseable at $.25 per Warrant.

(2) Represents 1,000,000 shares of Common Stock issuable upon exercise of the Warrants previously registered on the Company's Form SB-2 Registration. See Notes (1) and (3). This Registration Statement covers, in addition, such indeterminate number of shares of Common Stock as may be issued upon exercise of the Warrants by reason of adjustment of the exercise price of the Warrants in certain contingencies as outlined in the Prospectus.

(3) Reserved for issuance upon exercise of the Underwriter's Purchase Warrant and under the Warrants obtainable upon exercise of the Underwriter's Purchase Warrant together with such indeterminate number of Warrants and/or Common Stock as may be issuable pursuant to the anti-dilution provision of the Underwriter's Purchase Warrant or the Warrants.


(4)  Minimum fee as per Section 6(b) of the Securities Act of 1933.

* Filing fees were paid with respect to all the Warrants and underlying Common Stock at the time of filing the Company's Form SB-2 Registration.

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus included in the Registration Statement is a combined prospectus and relates to Registration No. 33-94998-A previously filed by the Registrant on Form SB-2 and declared effective on September 13, 1995.

                                ---------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

INFORMATION   CONTAINED  HEREIN  IS  SUBJECT  TO  COMPLETION  OR  AMENDMENT.   A
REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH STATE.

                 Preliminary Prospectus Dated November 1, 1996
                              Subject to Completion

                                 TECHDYNE, INC.

                        1,200,000 Shares of Common Stock

                                ($.01 par value)

     The 1,200,000 shares of Common Stock are being offered pursuant to the 1,000,000 outstanding Redeemable Common Stock Purchase Warrants ("Warrants") sold to Warrant holders in the Company's registered securities offering of Warrants and Common Stock, $.01 par value (the "Common Stock") in September, 1995 (the "1995 Offering"), and 200,000 shares of Common Stock are being offered by the underwriter (the "Representative") of the Company's 1995 Offering of which 100,000 shares underly Warrants obtainable under the Representative's Purchase Warrant which Warrants are exerciseable through September 12, 2000 at an exercise price of $8.25 per share. The Warrants are exerciseable into Common Stock at an exercise of $5.00 per share through September 12, 1998. The Warrants are subject to redemption by the Company at $.10 per Warrant under certain conditions including a trading price of $7.50 per share for 15 consecutive trading days prior to notice of redemption. See "Description of Securities-Warrants".

     No commissions are to be paid upon exercise of the Warrants except, subject to certain contingencies with respect to the 1,000,000 outstanding Warrants sold in the 1995 Offering which, if satisfied, would provide the Representative a fee of 5% of the exercise price of each Warrant. See "Plan of Distribution". Proceeds from the exercise of the Warrants and the Representative's Purchase Warrant are payable to the Company. See "Use of Proceeds".

     The Common Stock and Warrants are to be listed for trading on the Nasdaq National Market on November 6, 1996 under the symbols "TCDN" and "TCDNW", respectively. The bid and asked quotations as reported by Nasdaq on October 30, 1996 for the Common Stock were $7.13 and $7.38, respectively, and for the Warrants were $2.38 and $2.83, respectively. Medicore, Inc., the parent of the Company (the "Parent") currently owns 63.6% of the Company's outstanding Common Stock (73.9% upon inclusion of a demand convertible promissory Company note (the "Techdyne Note") held by the Parent).

     The exercise price and the other terms of the Warrants were initially determined by negotiation between the Company and the Representative based upon the then current market price of the Common Stock (September, 1995) and general market conditions at that time. See "Market for the Company's Securities". However, the exercise price of the Warrants is not to be deemed indicative of the value of the Common Stock.

                                -----------------

 THE SECURITIES OFFERED HEREBY ARE SPECULATIVE AND INVESTMENT THEREIN INVOLVES
   A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE
                  DISCUSSION UNDER "RISK FACTORS". SEE PAGE 7.

                                -----------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                               ------------------

                     The date of this Prospectus is _____, 1996.

                              AVAILABLE INFORMATION

     The Company and its Parent and its affiliate, Dialysis Corporation of America ("DCA"), a 67.2% owned subsidiary of the Parent, are subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith each files reports and other information with the Securities and Exchange Commission (the "Commission"). Information concerning the Company, its Parent and DCA, and their respective directors and officers, their remuneration and options granted to them, their principal holders of securities and any material interests of such persons in transactions with them, as of particular dates, is set forth in information and proxy statements and annual reports distributed to security holders and filed with the Commission. Such reports, proxy statements and other information may be inspected without charge at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the regional offices of the Commission, Region 1, Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048 and Region 3, Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. The Commission also maintains a Web site that contains reports, proxy and information regarding registrants that file electronically with the Commission at http:\www.sec.gov. Copies of all or any part of such materials may be obtained upon payment of fees prescribed by the Commission from the Public Reference Section of the Commission at its principal office in Washington, D.C., and its regional offices as set forth above.

     The Company has filed with the Commission, 450 Fifth Street, N.W.,

Washington, D.C. 20549, a Registration Statement under the Securities Act of 1933 (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement, including the schedules and exhibits filed as a part thereof, which may be obtained from the Commission upon payment of the fees prescribed by the Commission.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's Annual Report on Form 10-K for the year ended December 31, 1995 ("1995 Form 10-K"), the Company's Quarterly Reports on Form 10-Q for the Quarters ended March 31, 1996 and June 30, 1996 ("June 1996 Form 10-Q") each of which has been filed by the Company with the Commission, are incorporated herein by reference.

     All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any document incorporated by reference in this Prospectus, other than exhibits to any such document. Requests for such documents should be directed to Techdyne, Inc., 2230 W. 77th Street, Hialeah, Florida 33016, Attention: Joseph Verga, Sr. Vice President, Secretary and Treasurer, telephone number (305) 556-9210; or Techdyne, Inc., 777 Terrace Avenue, Hasbrouck Heights, New Jersey 07604, Attention: I. Bernard Leff, telephone number (201) 288-8220.

                               PROSPECTUS SUMMARY

     This summary is qualified in its entirety by the detailed information and financial statements and notes thereto appearing elsewhere or incorporated by reference in this Prospectus.

                                   The Company

     Techdyne, Inc. ( the "Company") is an international contract manufacturer of electronic, electro-mechanical and plastic insert and injection molded products, primarily manufactured to customer specifications and designed for original equipment manufacturers ("OEMs") and distributors in the data processing, telecommunications and instrumentation industries. Custom-designed products primarily include conventional and molded cables and wire harnesses and to a more limited extent, printed circuit boards ("PCBs") and electro-mechanical assemblies. The Company is also engaged in horizontal injection molding and vertical insert molding for in-house production of medical and electronic components. See "Business".

     The Company custom designs and assembles over 800 components and finished products for approximately 75 accounts, primarily OEMs and their suppliers. For the six months ended June 30, 1996, approximately 47% of sales were domestic and 53% were effected by the Company's wholly owned subsidiary, Techdyne (Scotland) Limited ("Techdyne (Scotland)") in the European market and to a limited extent in the Middle East. See "Business-Foreign Operations".

     Included among its customers are several Fortune 100 companies. For the year ended December 31, 1995 approximately 55% of the Company's sales were made to numerous locations of two major customers, Compaq Computer Corporation ("Compaq") (36%) and Avid Technology, Inc. ("Avid") (19%). For the six months ended June 30, 1996, Compaq accounted for 47 % of the Company's sales and IBM accounted for 13% of its sales. As a result of a change in the product produced for Avid, and not based on quality or service, the Company lost a majority of its sales to that customer. See "Management's Discussion and Analysis of Financial Condition and Results of Operations". Services and products are marketed through an in-house marketing staff of nine persons, in conjunction with approximately 30 independent manufacturers sales representatives, and through trade shows and brochures.

     The Company maintains 50,000 square feet of manufacturing, warehouse and office facilities in Hialeah, Florida, (domestic headquarters) and in Austin and Houston, Texas, with a small sales office in Massachusetts. Its overseas operations, headquartered in Livingston, Scotland, consist of a 31,000 square foot facility. See "Business-Property". The Company employs approximately 240 people of which approximately 100 are employed at Techdyne (Scotland).

     The Company experienced substantial growth in 1995 which has eased for the first half of 1996 with consolidated revenues decreasing 15% compared to the same period of 1995 and domestic revenues having decreased 39% and European-based revenues having increased 32% for the six months ended June 30, 1996 compared to the same period last year. The backlog at June 30, 1996 was approximately $6,900,000. See "Business-Backlog" and "Management's Discussion and Analysis of Financial Condition and Results of Operations". Management's strategy is to expand marketing and sales activities, establishing additional satellite manufacturing facilities to better serve customers throughout the United States, and develop new products for the ever increasing high technology industries in which the Company is involved. See "Use of Proceeds" and "Business".

     The Company was incorporated in Florida in 1976 under the name DAK

Industries, Incorporated. It was acquired by its Parent in 1982, and completed a public offering in 1985. The Parent owns 63.6% (73.9% if the Techdyne Note is included) of the Company's outstanding shares. The Company established its subsidiary in Scotland in 1987. Techdyne (Scotland) is engaged in similar operations as the Company for the European and Middle Eastern markets. Unless otherwise noted, Techdyne and its subsidiary shall be referred to collectively as the "Company".

     The Company's executive offices are located at 2230 West 77th Street, Hialeah, Florida 33016. The Company's telephone number is (305)556-9210.

                                  The Offering

Common Stock:

     Offered...............................1,200,000(1)

     Outstanding...........................4,288,819(2)

Trading Symbols

      Nasdaq National Market

           Common Stock.....................TCDN
           Warrants.........................TCDNW

----------

(1) Includes (i) 1,000,000 shares of Common Stock offered pursuant to outstanding Warrants; and (ii) 200,000 shares of Common Stock offered by the Representative of the 1995 Offering of which 100,000 shares underly Warrants obtainable under the Representative's Purchase Warrant which Warrants are exercisable at $8.25 per share through September 12, 2000, and the Common Stock under the Representative's Purchase Warrants obtainable at $ 6.60 per share.

(2) Does not include (i) 250,000 shares of Common Stock reserved for issuance under the 1994 Stock Option Plan (the "1994 Plan"); (ii) 142,500 shares of Common Stock reserved for issuance under a 1995 grant of options to the directors of the Company; (iii) 10,000 shares of Common Stock reserved for issuance under an option granted to counsel ( see "Legal Matters"); (iv) approximately 1,689,000 shares of Common Stock reserved for issuance under the Techdyne Note; (v) 1,000,000 shares of Common Stock reserved for issuance upon exercise of the Warrants; and (vi) 200,000 shares of Common Stock reserved for issuance under the Representative's Purchase Warrant and the Warrants contained therein. See "Description of Securities".

Use of Proceeds.........................The Company will not receive any proceeds from the sale of the Warrants
                                        or Common Stock by the Selling Security

                                        Holder and will only receive proceeds
                                        upon the exercise of the Warrants.
                                        Assuming all the presently outstanding
                                        Warrants are exercised, the Company
                                        would realize approximately $6,510,000
                                        less expenses of this offering estimated at $30,000. The net proceeds are expected to be used for (i) new satellite facilities; (ii) expand existing products; (iii) upgrade plant and equipment; (iv) hire additional sales personnel; and (v) for working capital. See "Use of Proceeds".

                                        There is no assurance when or if any of
                                        the Warrants will be exercised by a
                                        Warrant holder.

Dividends...............................The Company's board of directors determines the timing and amount of
                                        dividends; no dividends have been paid
                                        to date; future dividends, if any, will
                                        depend, among other things, upon the
                                        Company's future earnings, capital
                                        requirements and financial condition.
                                        See "Dividend Policy".

Price Range of Securities...............Common Stock at October 30, 1996 closed at $7.25. Warrants at October 30, 1996
                                        closed at $2.75. See "Market for the
                                        Company's Securities".

Risk Factors............................Investment in these securities involves a high degree of risk. See "Risk
                                        Factors".

                   Summary Consolidated Financial Information

     The summary consolidated financial information set forth below is derived from the more detailed consolidated financial statements and notes thereto appearing elsewhere in this Prospectus or incorporated herein by reference. All information should be read in conjunction with the consolidated financial statements of the Company and the notes contained elsewhere in this Prospectus or incorporated herein by reference.

(In thousands, except per share data)

Operating Results:                 Six Months Ended June 30,                        Fiscal Year Ended December 31,

                                   -------------------------       ---------------------------------------------------------------
                                      1996            1995          1995          1994          1993          1992           1991
                                      ----            ----          ----          ----          ----          ----           ----
                                           (Unaudited)
Revenues .......................       $13,137       $15,465       $30,424       $20,536       $15,288       $15,566        $14,872
Net income (loss) ..............           519           936         1,315           719             1          (776)        (1,334)
Net income per share(1).........           .11           .30           .38           .24          --            (.26)          (.44)
Weighted average shares
 outstanding and equivalents ...     4,695,930     3,117,402     3,466,139     3,042,910     3,042,910     3,042,910      3,042,910

                                                      June 30, 1996
                                             ---------------------------------
                                             Actual                Adjusted(2)
                                             ------                -----------
Balance Sheet Data:                                    (unaudited)

Working capital ........................       $  5,805            $ 12,285
Total assets ...........................         12,621              19,101
Long-term debt(3) ......................          3,550               3,550
Total liabilities ......................          8,079               8,079
Accumulated deficit ....................         (2,754)             (2,754)
Shareholders' equity ...................          4,542              11,022

----------

(1) The information in this table has been retroactively restated to reflect a 5-for-3 stock split in the Common Stock in June, 1994.

(2) Adjusted to reflect the exercise of the Warrants for shares of Common Stock. See "Prospectus Summary-The Offering-Note (1)". These figures assume the complete exercise of the Warrants. However, there is no basis for a determination as to the extent that such Warrants will be exercised, and there is no assurance that any Warrants will be exercised.

(3)  Includes advances from Parent.

                                  RISK FACTORS

     THE SECURITIES OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. BEFORE MAKING AN INVESTMENT IN THE COMPANY, PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREIN SHOULD GIVE CAREFUL CONSIDERATION TO THE FOLLOWING RISK FACTORS AFFECTING THE BUSINESS OF THE COMPANY AND ITS SECURITIES, TOGETHER WITH OTHER INFORMATION IN THIS PROSPECTUS.

Risk Factors Relating to the Business of the Company

1. Dependence on Major Customers. A substantial portion of the Company's business is with divisions of three major customers, Compaq, IBM and Motorola,

which customers accounted for approximately 47%, 13% and 8%, respectively, of the Company's sales for the six months ended June 30, 1996. Although the Company has maintained a good and long-standing relationship with these customers, the loss of any of them would have a materially adverse affect on the Company. No assurance can be given that such customers will continue to use the Company for the design and manufacture of their products. There are no long-term contracts with any customers. Substantially all of the Company's sales and reorders are subject to competitive bids. See "Business-Marketing and Sales".

2. Secured Loans-Existence of Liens on Significant Portion of Assets. All of the Company's assets have been pledged as collateral to secure the Company's indebtedness. The Parent has guaranteed the principal, interest and costs relating to any default and has secured the loan with mortgages on its properties in Florida under lease to the Company. The Parent has also subordinated to the lender $2,500,000 due it from the Company, subordinated the Company's lease payments in the event of a default, and assigned the lease payments to the lending bank, provided that the Parent may collect the rents until occurrence of a default, if any. In the event the Company defaults on payment of its obligations, including the making of required payments of principal and interest, the Company's indebtedness could be declared immediately due and payable and, in certain cases, the Company's assets could be foreclosed upon. Although the Company's assets are pledged to secure outstanding indebtedness, thereby making them unavailable to secure additional debt financing, which could adversely affect the Company's ability to borrow in the future, the Company has recently executed a commitment letter for extending and refinancing its current bank loan under similar terms to its existing credit facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

3. Competition. Manufacture and assembly of electro-mechanical and electronic components is a highly competitive industry characterized by a diversity and sophistication of products and components. The Company competes with major electronics firms and, to a lesser extent, divisions of large concerns with substantially greater financial and technical resources and personnel than the Company. In addition, there are several offshore manufacturers with lower labor rates, and therefore, lower product costs. The Company's customers could elect to manufacture in-house the products they presently purchase from the Company, which would have a negative affect on the Company. See "Business-Competition".

4. Dependence on Key Employees. The continued services of Thomas K. Langbein, Chairman of the Board of Directors and Chief Executive Officer, Barry Pardon, President, Joseph Verga, Sr. Vice President, Secretary-Treasurer, and John Grieve, Managing Director and Vice President of European Operations, are essential to the Company . Mr. Pardon has an employment agreement with the Company, Mr. Langbein has an employment agreement with the Parent, and Mr. Grieve has an employment agreement with Techdyne (Scotland). Joseph Verga has no employment agreement with the Company or its affiliates. The loss of these individuals would have a materially adverse affect upon the Company. The Company does not have nor has any immediate plans to obtain "key-man" insurance.

5. Absence of Continuing Parent Financial Support. The Company was acquired by its Parent in 1982 and since that date has been a majority-owned subsidiary of the Parent. The Company had been dependent on its Parent for substantial financial support, as well as for various services until October, 1995 when the Company completed its 1995 Offering. Advances from the Parent include the Techdyne Note with accrued interest amounting to approximately $2,955,000 at September 30, 1996, convertible into Common Stock of the Company at the option of the Parent at a conversion ratio of $1.75 per share, and net of an advance receivable. The Parent and the Company have entered into a two-year renewable management services agreement, with its Parent providing certain administrative, bookkeeping and accounting services. Other than such services provided for compensation, the Parent will no longer continue to provide direct financial support to the Company. The Parent will, however, continue to guaranty certain of the Company's financing facilities and, in connection therewith, continue to mortgage certain of its properties under the lease to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

6. Material Factors Relating to Operation of the Business. As an international contract manufacturer of precision electronic, electro-mechanical and plastic insert and injection molded products for OEM's in the data processing, telecommunications and instrumentation industries, the Company's existing and future operations are and will be influenced by several factors including technological developments, the ability of the Company to efficiently meet the design and production requirements of its customers, and the market acceptance of its customer's products. Further factors impacting the success of the Company's operations are increases in expenses associated with continued sales growth, the ability of the Company to control costs, management's ability to evaluate new orders to target satisfactory profit margins, the capacity of the Company to develop and manage the introduction of new products and competition. Quality control is also essential to the Company's operations, since customers demand strict compliance with design and product specifications. Any adverse change in the Company's quality and process controls would adversely affect its relationship with customers and ultimately its revenues and profitability. See "Business-Quality and Process Control".

Risk Factors Relating to the Securities and the Offering

1. Controlling Shareholders; Potential Conflict of Interest. Assuming full exercise of the Warrants there will be an additional 1,200,000 shares of Common Stock outstanding, which will represent approximately 22% of the outstanding stock. Assuming full exercise of the Warrants, the Parent, inclusive of its Common Stock obtainable upon conversion of the Techdyne Note, would own approximately 62% of the Company and, therefore, could still be able to control the Company. Absent any significant exercise of the Warrants, the Parent, which presently owns 63.6% of the Company (73.9 % including conversion of the Techdyne
Note), will be able to elect all of the Company's directors and otherwise control the Company. Shareholders do not have cumulative voting and, therefore, other than the Parent, will be unable to elect any directors of the Company. Three of the Company's directors are directors of the Parent and Thomas K. Langbein, Chairman of the Board of Directors and Chief Executive Officer of the Company also is Chairman of the Board of Directors, Chief Executive Officer and President of the Parent and owns approximately 17 % of the voting shares of the Parent. Therefore , these individuals will have a significant influence on all matters on which shareholders are entitled to vote. Compensation for these common executive personnel and certain other administrative services, facilities and other central operating costs provided by the Parent to the Company are subject to a management services agreement and are charged on the basis of direct usage when identifiable, or on the basis of time spent. The amount of expenses allocated by the Parent to the Company for such corporate overhead totaled approximately $204,000 for the six month period ended June 30, 1996 and $408,000 for the year ended December 31, 1995.

     Additionally, there have been past transactions between the Company and the Parent and its directors, including loans, financing guarantees (see Risk Factor No. 2 under "Risk Factors Relating to the Business of the Company," and "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources"), in 1990 the sale of property by the Company to the Parent ($1,300,000 less two mortgages on the properties of approximately $256,000 assumed by the Parent) which properties are leased to the Company at $130,000 per year on a net, net basis ( reduced by $36,000 for the 12 months ending March 31, 1997 see "Business-Property" and Note 4 to "Notes to Consolidated Financial Statements" to the Company's 1995 Form 10-K and Note 5 to "Notes to Consolidated Condensed Financial Statements" to the June, 1996 Form 10-Q incorporated herein by reference), and insurance coverage (Mr. D'Amore, director of the Company obtained $9,700 in commissions for general liability insurance coverage in 1995, and George Langbein, an independent sales representative for the Company and brother of the Chairman of the Board, sold group health insurance to several executives of the Company and the Parent). The Company believes that these transactions were on terms at least as favorable to it as could have been obtained from unaffiliated third parties. Related party transactions are disclosed to the board who decides whether the transactions are in the best interests of the Company and on terms no less favorable than could be obtained from unaffiliated third parties. However, there can be no assurance that any further conflicts of interest will be resolved in favor of the Company.

2. Possible Volatility of Share Price. The Common Stock traded on Nasdaq from 1985 through February, 1992 at which time, due to its failure to meet the listing requirements of Nasdaq, the Common Stock ceased trading on Nasdaq or in any interdealer quotation medium. In November, 1994, the Common Stock commenced trading on the NASD's OTC Bulletin Board. Approximately 1,485,000 shares of Common Stock trade on Nasdaq. Announcements concerning the Company or its competitors, including operating results, substantial shares eligible for future sale (see Risk Factor No. 4 under "Risk Factors Relating to the Securities and the Offering"), or technological innovations may have a significant impact on the market price of the Company's securities. As a result of these factors, the price of the Common Stock and Warrants may fluctuate significantly.

3. Dividends Unlikely. The holders of Common Stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available therefor. To date, the Company has not paid any cash dividends. The board does not intend to declare any cash dividend in the foreseeable future and earnings, if any, will be used to finance the capital requirements of the Company.


4. Market Overhang from Outstanding Options, Warrants and the Techdyne Note. The Company has a 1994 Plan pursuant to which options had been granted in 1994 to 84 employees and directors currently for 179,200 shares of Common Stock exercisable at $1.00 per share through May 24, 1999. Options for an additional 152,500 shares of Common Stock were granted in 1995, including options for 142,500 shares to directors exercisable at $1.75 per share through February 26, 2000. The Techdyne Note is presently convertible into approximately 1,689,000 shares of Common Stock (approximately 39% of the outstanding shares). In addition, the Parent directly owns 2,727,797 shares of Common Stock. The Representative holds an option which is exercisable through September 12, 2000 entitling the Representative to obtain 100,000 Warrants exercisable into Common Stock at $8.25 per share and 100,000 shares of Common Stock at an exercise price of $6.60 per share. Holders of options, Warrants and the Parent's Techdyne Note are likely to exercise and convert them when, in all likelihood, the Company could obtain additional capital on terms more favorable than those provided by the options, Warrants and the Techdyne Note. During the exercise and conversion term of such securities, the holders thereof are given an opportunity to profit from the rise in the market price of the Company's Common Stock, with the resultant dilution of the interests outstanding, and they may adversely affect the terms on which the Company could obtain additional capital. Furthermore, the sale of Common Stock issuable to the holders of such options, Warrants and the Techdyne Note, as well as the Parent's substantial direct ownership of Common Stock of the Company, or merely the potential of such sales, could have an adverse effect on the market price of the Company's securities. See Risk Factor No. 2 under "Risk Factors Relating to the Securities and the Offering".

5. Shares Available for Future Sale. The Parent owns 2,727,797 shares of Common Stock or 63.6% of the outstanding shares (73.9% upon inclusion of the Techdyne
Note). Of the Parent's ownership, approximately 1,889,000 shares of Common Stock obtained and obtainable upon exercise of the Techdyne Note are "restricted securities" as that term is defined by Rule 144 promulgated under the Securities Act. In addition, there are outstanding options to purchase 179,200 shares of Common Stock under the 1994 Plan exerciseable at $1.00 per share held by employees, officers, directors and counsel to the Company, and options to purchase 152,500 shares of Common Stock exerciseable at $1.75 per share held by officers, directors, and counsel to the Company. The option shares are to be registered in the immediate future by the Company on behalf of the selling shareholders. A substantial portion of the shares are saleable without a registration statement based upon a Rule under the Securities Act which allows for the issuance of the options and subsequent exercise and resale by non-affiliates of the Company 90 days after the Company became a reporting company under the Exchange Act, which the Company became in October, 1995.

     As to the Parent's shares, 2,527,797 shares of Common Stock are not "restricted". However, the Parent is deemed an "affiliate" (control person) of the Company as defined in Rule 144 and may only sell its non-restricted shares, absent registration, in accordance with the provisions of Rule 144, exclusive of the two-year holding period applicable to "restricted" shares. See "Shares Eligible for Future Sale". Rule 144 entitles each person holding restricted securities for a period of two years and affiliates who own non-restricted securities of the Company, to sell every three months in ordinary brokerage transactions an amount of shares which does not exceed the greater of 1% of the Common Stock outstanding, or, since the Shares are trading on Nasdaq, the average weekly trading volume on Nasdaq during the four calendar weeks prior to the sale. Any substantial sales pursuant to Rule 144, including the potential sale of the Parent's Common Stock of the Company, may have an adverse effect on the market price of the Common Stock, and may hamper the Company's ability to arrange subsequent equity or debt financing or effect the terms and timing of such financing. See "Shares Eligible for Future Sale".

6. Determination of Warrant Exercise Price. The exercise price and other terms of the Warrants were determined through negotiations between the Company and the Representative and bear no relationship to the Company's assets, book value per share , or other generally accepted criteria of value. The exercise price of the Warrants should not be considered as indicative of its value.

7. Relationship of the Representative to Trading; Possible Limitations on Market Making Activities. The Representative underwrote the Company's 1995 Offering and is one of the market-makers with respect to the trading of the Common Stock and Warrants. The Representative also has the right to act as the Company's exclusive agent in connection with any further solicitation of holders of Warrants to exercise their Warrants. Unless granted an exemption by the Commission from Rule 10b-6 under the Exchange Act, the Representative and any other soliciting broker/dealer will be prohibited from engaging in any market-making activities or solicited brokerage activities with regard to the Company's securities during the periods prescribed by exemption (xi) to Rule 10b-6 (two business days) before the solicitation of the exercise of any Warrant until the later of the termination of such solicitation activity or the termination of any right the Representative or any broker/dealer may have to receive a fee for the solicitation of Warrants. As a result, the Representative or any other soliciting broker/dealer may be unable to continue to make a market for the Company's securities during certain periods while the Warrants are exercisable. Such limitation, while in effect, could impair the liquidity and market price of the Company's securities.

8. Potential Adverse Effect of Redemption of Warrants. Under certain circumstances, the Warrants may be redeemed by the Company, prior to their expiration, at a redemption price of $.10 per Warrant, upon not less than 30 days' prior written notice to the holders of such Warrants. Redemption of the Warrants could force the holders to exercise the Warrants and pay the exercise price at a time when it may be disadvantageous for the holders to do so, to sell the Warrants at the then current market price when they might otherwise wish to hold the Warrants, or to accept the redemption price, which is likely to be substantially less than the market value of the Warrants at the time of redemption. If and during such time that the Company does not maintain an effective registration statement or other qualification covering the Common Stock issuable upon exercise of the Warrants, then the Warrant holder will be unable to exercise the Warrant should the

Warrant be called for redemption by the Company. See Risk Factor No. 9 under "Risk Factors Relating to the Securities and the Offering" and "Description of Securities-Warrants".

9. Necessity of Continuing Post-Effective Amendments to the Company's Registration Statement and State Blue Sky Registration; Exercise of Warrants. The Warrants were not knowingly sold to purchasers in jurisdictions in which the Warrants were not registered or otherwise qualified for sale. However, purchasers may buy Warrants in the aftermarket or may move to jurisdictions in which the Warrants and the Common Stock underlying the Warrants are not so registered or qualified. In this event, the Company would be unable to issue Common Stock to those persons desiring to exercise their Warrants unless the Warrants and underlying Common Stock are qualified for sale in jurisdictions in which such purchasers reside or an exemption from such qualification exists in such jurisdictions. There can be no assurance that the Company will be able to effect any required qualification.

     The Warrants are not exercisable unless the Company maintains a current Registration Statement on file with the Commission. Although the Company has agreed to file appropriate post-effective amendments to the Registration Statement containing this Prospectus or other appropriate Registration Statements covering the securities in this Prospectus, and to maintain a current Registration Statement on file with the Commission relating to the Warrants and underlying Common Stock, there can be no assurance that such will be accomplished or that the Warrants will continue to be so registered. See "Description of Securities-Warrants".

10. Underwriters Influence on Market for Securities. Inasmuch as a substantial amount of the Common Stock and Warrants sold in the 1995 Offering were distributed to customers of the Representative of that Offering, and since such customers may be expected to engage in transactions for the sale or purchase of the Common Stock and/or Warrants, the Representative, to the extent it acts as a market maker, may be expected to execute a substantial portion of the transactions in the Common Stock and Warrants. Therefore the Representative may be, for the foreseeable future, a dominating influence, and thereafter, a factor of decreasing importance in the market for the Common Stock and Warrants.

                                 USE OF PROCEEDS

     Assuming exercise of all the Warrants, the Company would realize net proceeds of approximately $6,480,000 after deducting expenses of the offering estimated at approximately $ 30,000. The net proceeds do not include a 5% commission that may be due the Representative of the 1995 Offering for each Warrant exercised which could aggregate up to $250,000. See "Plan of Distribution".

     The Company plans to use the proceeds primarily for (i) new satellite facilities (there are presently no contracts for or pending construction or aquisition for such satellites, see "Business-Property-Planned Facilities");
(ii) development of new products including low to medium volume surface mount printed circuit boards ("PCBs") and new custom designed products (see "Business-Products and Services"); (iii) upgrading plant and equipment (see "Business-Manufacturing and Supplies"); (iv) hiring additional marketing and direct sales personnel (see "Business-Marketing and Sales"); and (v) working capital.

     There is no assurance when, or if any, of the Warrants will be exercised by Warrant holders and, therefore, there can be no assurance that the Company will realize any proceeds.

     None of the expenditures allocated to the above categories is a firm commitment by the Company. These are the current plans of the Company . Future events may make shifts in the allocation of funds necessary or desirable. Although the Company has no current plans or intentions to reallocate the proceeds that may result from the exercise of the Warrants, management, subject to the approval of the board of directors, may reallocate the proceeds in such manner it deems appropriate.

     Pending use of the proceeds, if any, from the exercise of the Warrants, the Company may invest such funds in short term investments of high quality bank time deposits, certificates of deposit, or similar investments.

                       MARKET FOR THE COMPANY'S SECURITIES

     The Company's Common Stock traded on Nasdaq from 1985, when it first went public, until February, 1992 when the Company ceased satisfying the capital and surplus requirements for continued listing and trading on Nasdaq. In November, 1994, the Common Stock commenced trading on the NASD OTC Bulletin Board under the symbol "TCDN". The Common Stock traded approximately $1.00 bid, $1.50 asked, through December 31, 1994. On October 2, 1995, upon completion of the Company's 1995 Offering of Common Stock and Warrants, both securities commenced trading on Nasdaq Small Cap Market under the symbols "TCDN" and "TCDNW", respectively, and on the Boston Stock Exchange under the symbols "TDN" and "TDNW", respectively. The securities traded very inactively on the Boston Stock Exchange. The Common Stock and Warrants are scheduled to be listed for trading on the Nasdaq National Market on November 6, 1996 and shall be delisted from the Boston Stock Exchange. The table below indicates the high and low bid prices by quarter for the Company's Common Stock for the year and one-half period ended June 30, 1996, with the period through September 30, 1995 reported by the NASD OTC Bulletin Board, and the prices thereafter reported by Nasdaq.

                                  COMMON STOCK

               1995                               Bid Price
               ----                               ---------
                                               High         Low
                                               ----         ---
               1st  Quarter                    $1.63       $1.00
               2nd  Quarter                    $3.75       $1.50
               3rd  Quarter                    $6.75       $3.13
               4th  Quarter                    $7.25       $5.38

               1996
               ----

               1st Quarter                      $8.00      $5.94
               2nd Quarter                      $9.88      $6.50
               3rd Quarter                      $9.50      $6.38

     On October 30, 1996, the closing price of the Common Stock was $7.25.

     The Warrants commenced trading on the Nasdaq Small Cap Market on October 2, 1995 upon completion of the Company's 1995 Offering of Warrants and Common Stock. The Warrants are scheduled to be listed for trading on the Nasdaq National Market on November 6, 1996. The Warrants trade on Nasdaq under the symbol "TCDNW". The Warrants traded very inactively on the Boston Stock Exchange and are to be delisted from that exchange on the date trading commences on the Nasdaq National Market.

     The table below indicates the high and low bid prices by quarter for the Warrants from commencement of trading in the last quarter of 1995 through the first half of 1996 as reported by Nasdaq.

                                    WARRANTS

               1995                                 Bid Price
               ----                                 ---------
                                                High        Low
                                                ----        ---

               4th Quarter                      $4.13      $2.00

               1996
               ----
               1st Quarter                      $3.13      $2.25
               2nd Quarter                      $4.50      $2.50
               3rd Quarter                      $4.63      $2.38

     On October 30, 1996, the closing price of the Warrants was $2.75.

     Bid and asked prices are without adjustment for retail mark-ups, mark-downs or commissions and may not necessarily represent actual transactions.

     On October 30, 1996, the Company had 71 shareholders of record and 8 Warrant holders of record. Based upon notifications for an Annual Meeting held in June, 1996, the Company estimates there are approximately 830 beneficial owners of the Common Stock and approximately 560 beneficial owners of the Warrants.

                                 DIVIDEND POLICY

     The Company has not paid , nor does it have any present plans to pay cash dividends on its Common Stock in the immediate future. In February, 1996, the Company refinanced its credit facilities with a Florida bank, including three loan arrangements, one of which restricts the payment of dividends except if such does not exceed 30% of the Company's net income in any year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations". The Company's board of directors would determine the timing and amount of any dividends, if such were to be granted in the future. Such future dividends, if any, will depend not only on the bank financing limitations, but also the Company's future earnings, capital requirements and financial condition.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data for the three years ended December 31, 1995 and for the year ended December 31, 1991 are derived from the consolidated financial statements audited by Ernst & Young LLP, independent certified public accountants. The selected consolidated financial data for the year ended December 31, 1992 are derived from unaudited financial statements. Similarly, the consolidated financial data for the six month periods ended June 30, 1996 and 1995, have not been audited, and reflect in the opinion of management , all adjustments (which include only normal recurring adjustments), necessary to present fairly the information set forth herein. The results of operations for the six-month period ended June 30, 1996 are not necessarily indicative of results for the fiscal year ending December 31, 1996. This data is qualified in its entirety by reference to and should be read in conjunction with the Consolidated Financial Statements and Notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" which are included or incorporated elsewhere in this Prospectus.

                   CONSOLIDATED STATEMENTS OF OPERATIONS DATA
                     (in thousands except per share amounts)

                                      Six Months Ended June 30,                      Years Ended December 31,
                                      -------------------------    -----------------------------------------------------------------
                                        1996          1995          1995          1994          1993          1992            1991
                                        ----          ----          ----          ----          ----          ----            ----
Revenues .......................       $13,137       $15,465       $30,424       $20,536       $15,288       $15,566        $14,872
Net Income(loss) ...............           519           936         1,315           719             1          (776)        (1,334)
Income(loss) per
 common share ..................           .11           .30           .38           .24          --            (.26)          (.44)
Weighted average
 shares outstanding
 and equivalents ...............     4,695,930     3,117,402     3,466,139     3,042,910     3,042,910     3,042,910      3,042,910


                           CONSOLIDATED BALANCE SHEET

                                 (in thousands)


                                   Six Months Ended June 30, 1996                               December 31,
                                   ------------------------------    --------------------------------------------------------------
                                        Actual      Adjusted(1)      1995          1994          1993          1992          1991
                                        ------      ---------        ----          ----          ----          ----          ----
Working capital ................        $5,805       $12,285        $4,921        $2,988        $1,909        $1,572         $1,570
Total assets ...................        12,621        19,101        12,879         8,741         5,543         5,237          5,747
Long term debt(2) ..............         3,550         3,550         3,415         5,823         4,806         4,695          3,542
Total liabilities ..............         8,079         8,079         9,216         9,865         7,284         6,957          6,573
Shareholder's
 equity(deficit) ...............         4,542        11,022         3,663          (944)       (1,741)       (1,720)          (626)

----------
(1) Adjusted to reflect the exercise of the Warrants for shares of Common Stock. See "Prospectus Summary--The Offering". These figures assume the complete exercise of the Warrants. However, there is no basis for a determination as to the extent, if any, that such Warrants will be exercised, and there is no assurance that any Warrants will be exercised.

(2)  Includes advances from Parent.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

Results of Operations

Six Months Ended June 30, 1996 compared to Six Months Ended June 30, 1995.

     Consolidated revenues decreased approximately $2,328,000 (15%) for the six months ended June 30, 1996 compared to the same period of the preceding year. Domestic revenues decreased $4,011,000(39%) and European-based revenues increased during $1,683,000 (32%) for the six months ended June 30, 1996 compared to the same period of the preceding year.

     Approximately 74% of the Company's consolidated sales for the six months ended June 30, 1996 were made to four customers of which Compaq accounted for 47% and IBM for 13%. The other customers accounted for less than 10% of the Company's sales during the six month period ended June 30, 1996. The loss of, or substantially reduced sales to any of these customers would have an adverse effect on the Company's operations if such sales are not replaced. The Company had domestic sales of $5,653,000 to another major customer in 1995. As a result of a change in product for that customer, and not based on quality of service, the Company lost a majority of its sales to that customer during 1996. Sales to that customer amounted to $198,000 for the six months ended June 30, 1996 compared to $3,419,000 for the same period of the preceding year. The Company is pursuing new business development to replace these lost sales, although there can be no assurance as to the success of such efforts.

     Revenues of Techdyne (Scotland) continue to be highly dependent on sales to Compaq which accounted for approximately 89% of the sales of Techdyne (Scotland) for the six months ended June 30, 1996 and 81% for the same period of the preceding year. While the Company believes that Techdyne (Scotland) will maintain significant sales to Compaq, the bidding for Compaq orders has become more competitive which the Company anticipates will result in substantially reduced Compaq sales and lower profit margins on remaining Compaq sales. Techdyne (Scotland) is pursuing new business development to replace substantial reductions in Compaq business which began in the third quarter of 1996, and to pursue cost reduction efforts to remain competitive on Compaq business. However, there can be no assurance as to the success of such efforts.

     Cost of goods sold as a percentage of sales remained relatively stable, increasing to 86% for the six months ended June 30, 1996 compared to 84% for the same period of the preceding year. The increase was largely attributable to the decrease in sales to a major customer noted above which had relatively higher margins.


     Selling, general and administrative expenses remained relatively stable increasing $25,000 during the six months ended June 30, 1996 compared to the same period of the preceding year.

     Interest expense decreased by $57,000 for the six months ended June 30, 1996 compared to the same period of the preceding year due primarily to a decrease in interest on the intercompany advances from the Parent. The prime rate was 8.25% at June 30, 1996 and 8.5% at December 31, 1995.

1995 Compared to 1994

     Consolidated revenues increased approximately $9,889,000 (48%) for the year ended December 31, 1995 compared to the preceding year. Domestic revenues increased $5,459,000 (43%) and the European-based revenues increase $4,430,000 (56%) for the year ended December 31, 1995 compared to the same period of the preceding year.

     The increase in domestic revenues compared to the preceding year, in addition to an overall net increase in sales to existing customers, reflects continuing new customer development efforts and additional revenues resulting from an increased level of customer service made possible through the Company's Houston, Texas manufacturing facility and recently established Austin, Texas facility.

     Revenues of Techdyne (Scotland) continue to be highly dependent upon sales to Compaq which accounted for approximately 86 % of the sales of Techdyne (Scotland) for the year ended December 31,1995 and 80% for the preceding year. Sales by Techdyne (Scotland) to Compaq increased $4,280,000 (68%) for the year ended December 31, 1995 compared to the preceding year. While the Company believes that Techdyne (Scotland) will maintain substantial sales to Compaq, the bidding for Compaq orders has become more competitive which the Company anticipates may result in some loss of Compaq business and result in lower profit margins on Compaq sales. Techdyne (Scotland) intends to pursue new business development efforts to replace anticipated reductions in Compaq business and to pursue cost reduction efforts to remain competitive on Compaq business. However, there can be no assurance as to the success of such efforts.

     Approximately 80% of the Company's consolidated sales for the year ended December 31, 1995 were made to five customers, two of which were major customers, Compaq (36%) and Avid (19%). The other three customers each accounted for less than 10% of the Company's sales. The loss of, or substantially reduced sales to, any of these customers would have an adverse effect on the Company's operations if such sales were not replaced. The Company has sales of $5,653,000 to Avid for 1995. As a result in the change in product produced for Avid which accounted for a substantial portion of the sales to that customer, the Company anticipates a loss of a majority of its sales to Avid during the next year. The Company intends to pursue new business development efforts to replace these lost sales, although there can be no assurance as to the success of such efforts.

     Costs of goods sold as a percentage of sales remained relatively stable, increasing to 85% for the year ended December 31, 1995 compared to 84% for the preceding year. The increase in sales revenues, along with improved manufacturing efficiencies and overall cost reduction efforts, resulted in an increase in operating profits of $929,000 for the year ended December 31, 1995 compared to the preceding year.

     Selling, general and administrative expenses increased $492,000 (26%) during the first half of 1995 compared to the preceding year. This increase was primarily due to the increase in support activities associated with the 48% increase in overall sales revenues between the periods, including increase in administrative personnel, related benefits and sales commissions. Selling, general and administrative expenses as a percentage of sales decreased to 8% for the year ended December 31, 1995 compared to 9% for the preceding year as a result of cost containment efforts in selling, general and administrative expenses and associated economies of scale.

     Interest expense increased by $90,000 for the year ended December 31, 1995 compared to the preceding year due to the mortgage associated with Techdyne (Scotland's) purchase of its manufacturing facility, previously leased, and an increase in average interest rates. The prime rate was 8.5% at December 31, 1995 and December 31, 1994.

1994 Compared to 1993

     Revenues increased approximately $5,248,000 (34%) for the year ended December 31, 1994 compared to the preceding year. Domestic revenues increased $3,502,000 (38%) and European-based revenues increased $1,746,000 (28%) for the year ended December 31, 1994 compared to the preceding year.

     The increase in domestic revenues for the year ended December 31, 1994 compared to the preceding year, in addition to an overall net increase in sales to existing customers, reflects new customer development efforts in general and additional revenues resulting from an increased level of customer service made possible through the Company's Houston, Texas manufacturing facility.

     The revenues of Techdyne (Scotland) were highly dependent on sales to Compaq which accounted for approximately 80% of the sales of Techdyne (Scotland) for the year ended December 31, 1994 compared to 76% for the preceding year. Sales by Techdyne (Scotland) to Compaq increased $1,681,000 (36%) for the year ended December 31, 1994 compared to the preceding year.

     Approximately 80% of the Company's consolidated sales for the year ended December 31, 1994 were made to numerous locations of five customers. Customers generating in excess of 10% of sales included Compaq, which accounted for 39%, and IBM, which accounted for 16% of the Company's consolidated sales. The loss of any of these customers would have an adverse effect on the Company's operations.

     Interest and other income decreased by $8,000 for the year ended December 31, 1994 compared to the preceding year largely as a result of a decrease in miscellaneous revenues.

     Cost of goods sold as a percentage of sales decreased to 84% for the year ended December 31, 1994 compared to 86% for the preceding year largely as a result of improved margins related to product mix, including new customer sales, and cost reduction efforts.

     Selling, general and administrative expanses decreased by $96,000 for the year ended December 31, 1994 compared to the preceding year largely as a result of improved product mix, including new customer sales and cost reduction efforts.

     Interest expense increased by approximately $65,000 for the year ended December 31, 1994 compared to the preceding year primarily as a result of increased interest rates and higher average outstanding borrowings including the Techdyne (Scotland) mortgage. The prime rate was 8.5% and 6% at December 31, 1994 and December 31, 1993, respectively.

Liquidity and Capital Resources

     Working capital totaled $5,805,000 at June 30, 1996 increasing $884,000 (15%) during the first six months of 1996 which included a substantial reduction in current debt as a result of the Company's bank refinancing and the litigation settlement proceeds. The significant reductions in inventories and accounts payable are a result of reduced purchasing activity largely resulting from anticipated reductions in Techdyne (Scotland) sales to Compaq.

     Included in the changes in components of working capital was an increase of $786,000 in cash and cash equivalents, which included net cash provided by operating activities of $936,000 net cash used in investing activities of $283,000 (including $330,000 from additions to property plant and equipment) and net cash provided by financing activities of $135,000 (resulting largely from proceeds of the bank refinancing of $181,000 and payments on long-term debt of $77,000.)

     In February 1996 , the Company refinanced its bank loan agreement with a different Florida bank. The new financing provides for a $2,000,000 line of credit, due on demand, secured by the Company's accounts receivable, inventory, furniture, fixtures and intangible assets. There were no amounts outstanding under this line of credit at June 30, 1996 and no amounts have been drawn down on this line as of June 30, 1996. This credit facility is being renegotiated to be extended and with certain favorable modifications. A $712,500 term loan which had a remaining principal balance of $703,000 at June 30, 1996 is secured by two buildings and land owned by the Parent. The second term loan for $200,000 which had a remaining principal balance of $187,000 at June 30, 1996 is secured by the Company's tangible personal property, goods and equipment. The Parent has guaranteed these loans and has subordinated $2,500,000 due form the Company, provided that the Company may make payments to the Parent on this subordinated debt from the funds from the Company's 1995 Offering and from earnings. The Company has further agreed that in the event that it should sell its interest in Techdyne (Scotland), which is not anticipated, 50% of the selling price would be used to repay the $712,500 term loan facility. See Note 9 to "Notes to Consolidated Financial Statements" to the Form 10-K and Note 3 to "Notes to Consolidated Condensed Financial Statements" to the June 1996 Form 10-Q incorporated herein by reference.

     The Company has outstanding borrowings of $145,000 from a local bank with the interest payable monthly and the notes maturing April, 1997. Techdyne (Scotland) has a line of credit with a Scottish bank, with a U.S. dollar equivalency of approximately $308,000 at June 30, 1996 and had an option for additional funding which provided a total line of $620,000 at December 31, 1995. The Company has decided not to utilize this option for additional funding. The line of credit is secured by the assets of Techdyne (Scotland) and guaranteed by the Company. This line of credit operates as an overdraft facility. No amounts were outstanding under this line of credit as of June 30, 1996 or December 31, 1995.

     In July, 1994, Techdyne (Scotland) purchased the facility housing its operations for approximately $730,000, obtaining a 15-year mortgage which had a U.S. dollar equivalency of approximately $579,000 at June 30, 1996 and $591,000 at December 31, 1995.

     Given its current level of working capital, and its refinanced bank loan, management believes current levels of working capital are adequate to successfully meet the liquidity demands for at least the next twelve months.

Inflation

     Inflationary factors have not had a significant effect on the Company's operations. The Company attempts to pass on increased costs and expenses by increasing selling prices when and where possible and by developing different and improved products for its customers that can be sold at targeted profit margins.

                                GLOSSARY OF TERMS

Burn-in Units                       --- powered test units for running
                                        furnished products through multi-hour
                                        testing.

Cable                                ---jacketed assembly of electrical
                                        conductors insulated from each other and twisted together around a central core.

CAD (Computer Aided Design)          ---a process by which products are
                                        designed and or modified on computer.

Electro-Mechanical                   ---an assembly or product that includes
                                        both electrical and mechanical
                                        components.

Harness                             --- prefabricated wiring with insulation
                                        and terminals for connection with other
                                        components.

Horizontal Injection Molding         ---injection molded plastic parts.

Mechanical Assembly                  ---an assembly that does not include
                                        electrical or electronic components.

Printed Circuit Board Assembly       ---electronic assembly consisting of
                                        basic printed circuit board with
                                        electronic components (diodes,
                                        resistors, capacitors and transistors)
                                        inserted and wave soldered.

Ribbon Cable Assemblies              ---flat extruded conductors with
                                        mass-terminated connectors.

Surface Mount Printed Circuit Board  ---a fabrication technique where there are no holes through the circuit board
                                        assembly; integrated circuits and other
                                        components are mounted on pads or
                                        soldered directly on the surface of the
                                        circuit board, thereby allowing more
                                        components to be mounted on a given size board.

Vertical Molding                     ---insert molding of plastic with one or
                                        more metal (electronic or otherwise)
                                        components.

                                    BUSINESS

General

     The Company is an international contract manufacturer of electronic, electro-mechanical and plastic insert and injection molded products, primarily manufactured to customer specifications and designed for OEMs and distributors in the data processing, telecommunications and instrumentation industries. Many of its customers are Fortune 100 companies.

     Custom-designed products primarily include conventional and molded cables and wire harnesses, and to a more limited extent PCBs and electro-mechanical assemblies. The Company also manufactures complete finished assemblies. Manufacturing is accomplished in accordance with Underwriters Laboratories specifications and Canadian Standards Association requirements, if applicable. In 1995, the Company received its ISO 9002 quality assurance designation which its subsidiary held since 1991. See "Business-Manufacturing and Supplies".

     The Company also is engaged in horizontal injection and vertical insert molding for in-house production of medical and electronic components. Medical products produced for the Company's medical supply operations include the Medi-Lance(TM), Medi-Let and Lady Lite(TM)lancets, the latter developed for women's use. See "Medical Products" below.

     Services and products are marketed through an in-house marketing staff of nine persons, in conjunction with approximately 30 independent manufacturers sales representatives, and through trade shows, brochures and catalogues.

     The Company was incorporated in Florida in 1976 originally under the name DAK Industries, Incorporated. It was acquired by the Parent in 1982 and raised approximately $3,600,000 in a public offering of common stock in 1985. The Parent, a Nasdaq National Market company, owns 63.6% of the Company's Common Stock (73.9% if include the Techdyne Note held by the Parent). The Company established its European operations in 1987 through its subsidiary Techdyne (Scotland), which is engaged in similar operations as the Company for the European and Middle Eastern markets. Unless otherwise noted, Techdyne and its subsidiary shall be referred to collectively as the "Company".

Products and Services

     Approximately 800 products, including complete turnkey finished products, sub-assemblies, molded and non-molded cable assemblies, wire harnesses, PCBs, injection molded and electronic assembly products, are manufactured by the Company for OEM customers.

     Cable and Harness Assemblies

     A cable is an assembly of electrical conductors insulated from each other and twisted around a central core and jacketed. Cables may be molded or non-molded.

     The Company maintains a large assortment of standard tooling for D-Subminiature ("D-Subs"), Din connectors and phono connectors. D-Subs are connectors which are over-molded with the imprint of the customer's name and part number. Din connectors are circular connectors with from two to four pairs of wires used for computer keyboards. Today's computers are multi-media, providing audio as well as video, such as the CD-ROM. The phono connector provides for the audio in the computer.

     Flat ribbon cable or ribbon cable assemblies are cables with wires (conductors) on the same plane with connectors at each end. Flat ribbon cables are used in computer assemblies and instrumentation.

     Discrete cable assemblies are wires with contacts and connectors. Harnesses are prefabricated wiring with insulation and terminals ready to be attached to connectors.

     The cable and harness assembly products serve customers in the data processing, telecommunications and instrumentation industries.

     Printed Circuit Board Assemblies

     PCB assemblies are electronic assemblies consisting of a basic printed circuit laminate with electronic components including diodes, resistors, capacitors and transistors, inserted and wave soldered. PCBs may be used either internally within the customer's products or in peripheral devices. The variety of PCBs produced by the Company include through-hole assemblies, low and medium volume surface mount PCB assemblies, and mixed technology PCBs. Through-hole assemblies are standard rigid boards with components on one side and solder pads on the other side. Surface mount circuit assemblies are components with no leads which are soldered to pads on the surface of the PCB. The mixed technology PCB combines both through-hole and surface mount.

     Contract Manufacturing Products

     Contract manufacturing involves the manufacture of complete finished assemblies with all sheet metal, power supplies, fans, PCBs as well as complete sub-assemblies for integration into an OEM's finished product. These products can be totally designed and manufactured by the Company through its computer-aided design ("CAD") system, engineering and supply procurement. Alternatively, the customer may provide specifications and the Company will assist in the design and engineering or just manufacture to the customer's specifications. Contract manufacturing products include rack assemblies for data processing and video editing and custom disk drive enclosures for OEMs. Contract manufacturing also involves complete sub-assemblies for inclusion in a customer's finished product such as speaker and lock-key assemblies and diode assemblies that consist of wire, connectors and diodes that are over-molded, packaged and bar coded for distribution.


     Medical Products

     The Company produces lancets for its Parent, which company manufactures and distributes medical supplies. A lancet is a small sharp pointed instrument used to prick the finger to draw blood for laboratory testing. Lancets produced by the Company are vertical insert molded disposable products distributed under the trade names Medi-Lance(TM)and Lady Lite(TM)and under the name Medi-Let.

     Reworking and Refurbishing

     Customers provide the Company with materials and sub-assemblies acquired from other sources which the customer has determined requires modified design or engineering changes. The Company redesigns, reworks, refurbishes and repairs these materials and sub-assemblies. The reworking and refurbishing contracts account for less than approximately 5% of the Company's business, but is a growth segment of the Company's operations.

Manufacturing and Supplies

     Components and products are custom designed and developed to fit specific customer requirements and specifications. The Company's industrial, electrical and mechanical engineers work in close liaison with its customer's engineering department from inception through design, prototypes, production and packaging.

     Typically, the customer will provide the Company with detailed specifications. The Company's engineering staff reviews and structures the bill of materials for purchasing, coordinates manufacturing instructions and operations, and reviews inspection criteria with the quality control department. The engineering staff also determines any special capital equipment requirements, tooling and dies, which must be acquired.

     In many instances, the Company becomes involved early in the design process. It works with customer product engineers from the initial sketch concept, or design, and uses its CAD system to produce the finished design.

     The Company maintains a large assortment of standard tooling. New manufacturing jobs may require new tooling and dies, but most presses and related equipment are standard.

     The Company maintains modern state-of-the-art equipment at all of its facilities for crimping, stripping, terminating, soldering, sonic welding and sonic cleaning which permits the Company to produce conventional and complex molded cables. In assembly of PCBs, the Company owns state-of-the-art equipment, including automatic pick-and-place machines, wave soldering machines, vapor degreasers, infrared ovens, screen printers, automatic lead forming and cutting machines, and in-line and off-line component lead cutters and equipment. The Company operates simultaneous production and assembly lines for its diverse mix of electrical and electro-mechanical products.

     In addition to assembly operations, since 1994, the Company has become more involved in contract manufacturing of moderate to high volume turnkey assemblies and sub-assemblies, including injection molded and electronic assembly products. See "Business - Products". Finished turnkey assemblies include the entire finished product and the entire manufacturing process from design and engineering to purchasing raw materials, manufacturing and assembly of the component parts, testing, packaging and delivery of the product to the customer. By contracting assembly production, OEMs are able to keep pace with continuous and complex technological changes and improvements by making rapid modifications to their products without costly retooling and without any extensive capital investments for new or altered equipment.

     The Scottish manufacturing facility, located in Livingston, Scotland, focuses mainly on the electronics industry producing primarily molded cables, wire harnesses and electro-mechanical assemblies, incorporating multifaceted design and production capabilities. Scotland provides availability of educated labor, favorable government financial programs such as regional development grants in which Techdyne (Scotland) participates, and traditional bank financing which this subsidiary obtained in the form of a continued line of credit and a mortgage on property it acquired for its operations. See "Business-Property" and "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources". Government regulation is minimal and does not adversely impact Techdyne (Scotland)'s operations. Techdyne (Scotland) files separate income tax returns in the United Kingdom. Techdyne (Scotland) currently markets its products in the United Kingdom, Ireland, Germany and to a limited extent Israel, and it is paid in the local currency, the pound sterling. Foreign currency transaction gains and losses, which are included in results and operations, are not material. See "Business-Foreign Operations".

     The Company has introduced "supplier partnerships" to meet customers' needs. This involves the Company accomplishing the in-house manufacturing requirements of the customer. Through EDI (electronic data interchange) the customer conveys its needs on a weekly basis based on a rolling quarterly forecast.

     Product liability insurance coverage, part of the Company's general liability insurance includes basic coverage of an aggregate of $1,000,000 per occurrence and in the aggregate, and an umbrella policy for $5,000,000 per occurrence and in the aggregate. The Company has never had a product liability claim and management is of the opinion that such product liability insurance is adequate based upon experience and industry standards.

     Materials used in the Company's operations consist of metals, electronic components such as cable, wire, resistors, capacitors, diodes, PCBs and plastic resins. These materials are readily available from a large number of suppliers and manufacturers. The Company has not experienced any significant disruptions from shortages of materials or delivery delays of its suppliers and believes that its present sources and the availability of its required materials are adequate. The Company has a computerized system of material requirements planning, purchasing, sales and marketing functions.

     Operational improvements implemented several years ago have improved the overall efficiency of manufacturing, particularly in the area of inventory management, including purchasing which is geared more closely to current needs resulting in reduced obsolescence problems. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Quality and Process Control

     Quality control is essential to the Company's operations since low-cost and high quality production are primary competitive standards and are vital to the services of the Company. See "Business - Competition". Product, components, assemblies and sub-assemblies manufactured by the Company are thoroughly inspected visually and electronically to assure all components are to strict specifications and are functional and safe. Management believes it is one of the manufacturers of choice for the major Fortune 100 companies who are its customers based upon its excellent record of quality production. The Company's extremely low product return rate (less than 50 parts per million ("PPM")) attests to its dedication to quality. The Company is working toward its goal of 10 PPM product return by the end of 1996.

     Strict process controls are also standard operating procedure. Process controls deal with the controls relating to the entire manufacturing process. The Company strives for a CPK (process capabilities) of two, i.e., twice as critical as customer tolerances.

     During the course of initial qualification and production cycles, new and existing customers inspect the Company and its operations. Over the years the Company's product and manufacturing quality has received excellent ratings. In 1985, 1990 and 1993, the Company received quality awards from IBM with certain others out of a field of 1,200 manufacturers, and in 1993, the Company was one of two manufacturers receiving the gold IBM award for quality.

     The Company received in 1995 from Underwriters' Laboratories, an independent quality assurance organization, its ISO 9002 quality assurance designation which is the international standard of quality with respect to all systems of operations, including, among others, purchasing, design, engineering, processes, manufacturing, sales, inventory control and quality. Techdyne (Scotland) received its BS 5750 quality assurance designation in 1991 from British Standards Institute. These quality BS assurance designations are only provided to those manufacturers which exhibit stringent quality and process control assurances after extensive evaluation and auditing by these independent quality assurance organizations.

Marketing and Sales

     Domestic sales are generated by four regional sales managers covering the Northeast, Southeast, West and Southwest regions of the United States. There are also two in-house marketing personnel, including Barry Pardon, the President of the Company. Mr. Pardon established the national sales structure and is responsible for marketing, customer service, and maintaining selected customer accounts. The regional sales managers have five independent manufacturer representative agencies who employ approximately 30 salesmen. Sales are also generated through brochures and trade shows.

     The manufacturer sales representatives, primarily marketing electronic and similar high technology products, are retained under exclusive sales representative agreements for specific territories and are paid on a commission basis. The sales representatives cannot represent any other person engaged in the business of manufacturing services similar to those of the Company, nor represent any person who may be in competition with the Company. The agreements further prohibit the sales representative from disclosing trade secrets or calling on customers of the Company for one year from termination of their agreement.

     Techdyne (Scotland) has three in-house sales personnel who market its products, primarily ribbon and discreet cable assemblies and electro-mechanical products, as well as engaged in rework and refurbishing products (see "Business
- Products - Reworking and Refurbishing") for customers in Scotland, England, Ireland, Germany and the Middle East.

     Substantially all of the Company's sales and reorders are effected through competitive bidding. Most sales are accomplished through purchase orders with specific quantity price and delivery terms. Some production, such as its supplier partnerships (see "Business - Manufacturing and Supplies"), are accomplished under open purchase orders with components released against customer requests.

     The customer base consists primarily of Fortune 100 companies. In 1995, approximately 80% of the Company's sales were made to five customers, two of which were major customers, Compaq and Avid. For the first six months of 1996, approximately 74% of the Company's consolidated sales were made to four customers, including Compaq (47%) and IBM (13%) with the other two customers each accounting for less than 10% of such sales. As a result in a change in product produced for Avid, the Company lost a majority of its sales to that customer in 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations". Other major OEMs utilizing the Company's manufacturing services are Toshiba Corporation, Telxon, Panasonic, OKI, EMC and Wang. Techdyne (Scotland) has developed strong links with its customers such as Compaq and OKI, with a substantial portion of its sales, approximately 89% to Compaq, for the six months ended June 30, 1996. However, competition in Europe for business with Compaq has intensified and the Company anticipates substantially reduced sales and lower profit margins on Compaq sales. See "Management's Discussion and Analysis of Financial Condition and Results of Operations". A loss of any major customer is not anticipated, but if such should occur it would necessarily have a materially adverse affect on the Company. See Risk Factor No. 2 to "Risk Factors Relating to the Business of the Company".

Backlog

     On June 30, 1996, the Company's backlog of orders amounted to approximately $6,900,000, of which approximately $2,450,000 was represented by the Company's two major customers, domestically and overseas. Management believes, based on past experience and relationships with its customers and knowledge of its manufacturing capabilities, that substantially all of its backlog orders are firm and will be filled within this fiscal year. The purchase orders within which the Company performs do not provide for cancellation, although the Company will accommodate its customers and their needs. Over the last several years cancellations have been minimal and management does not believe that any significant amount of the backlog orders will be canceled. There is no assurance that the backlog data is a reliable indicator of future sales.

Patents and Trademarks

     The Company does not have nor does it rely on patents or trademarks to establish or protect its market position. Dependency is placed more on design, engineering, manufacturing cost, quality and marketing.

Capital Expenditures

     During each of the three years in the period ended December 31, 1995, the capital expenditures were approximately:

                                  Capital Expenditures
                    --------------------------------------------------------
                    Land, Buildings          Machinery
 Year Ended          and Leasehold              and
 December 31         Improvements            Equipment               Total
 -----------        ---------------          ---------               -----
1995 ............    $207,903                 $322,766            $  530,669
1994 ............     759,087                  293,519             1,052,606
1993 ............      16,711                  171,558               188,269

Foreign Operations

     The following is summarized financial information for the Company's foreign operations. All significant intercompany accounts and transactions have been eliminated.

                                           Year Ended December 31,
                                ------------------------------------------------
                                   1995            1994            1993
                                   ----            ----            ----
Net Sales and Other Income
     United States ........     $18,113,978     $12,654,945     $ 9,152,774
      Europe(1)............      12,310,380       7,880,738       6,135,289
                                -----------     -----------     -----------
                                $30,424,358     $20,535,683     $15,288,063
                                ===========     ===========     ===========

Net Income (Loss)
     United States ........     $   318,896     $   152,722     $  (201,514)
     Europe(1).............         996,422         566,158         202,568

                                -----------     -----------     -----------
                                 $1,315,318     $   718,880     $     1,054
                                ===========     ============    ===========

Identifiable Assets(2)                          December 31,
                                -------------------------------------------
                                    1995          1994             1993
                                    ----          ----             ----
     United States ........     $ 6,277,221     $ 4,830,839     $ 3,594,963
     Europe(1) ............       6,601,880       3,910,579       1,947,904
                                -----------     -----------     -----------
                                $12,879,101     $ 8,741,418     $ 5,542,867
                                ===========     ===========     ===========

     The Company will be continuing its efforts to expand its foreign sales throughout Europe. Expansion of its Scottish production facility by 3,500 square feet was recently completed. In the near term, the Company anticipates expanded foreign sales primarily in the United Kingdom and Western Europe.

----------
(1) Techdyne (Scotland) sales are primarily to customers in the United Kingdom. The balance of the sales were made to Germany where sales were initiated in 1994, and minimally to the Middle East.

(2)  Includes assets directly identifiable with the applicable operations.

Competition

     The Company experiences substantial competition from many areas including divisions of large electronic and high-technology firms as well as from numerous smaller, specialized companies. Competitive price advantages may also be available to competitors with less expensive off-shore operations. Management believes the primary competitive factors to be price, quality of production, prompt customer service, timely delivery, engineering expertise and technical assistance to customers. Among this mix of competitive standards, management believes it is competitive with respect to delivery time, quality, cost and customer service. Management also believes its competitive position is enhanced through its European manufacturing and marketing operations through Techdyne (Scotland). See "General", "Manufacturing and Supplies" and "Foreign Operations" under the caption "Business".

     Due to the number and variety of competitors, reliable data relative to the Company's competitive position in the electronic components and assembly industry is difficult to develop and is not known.

Employees

     The Company currently employs approximately 243 full-time people. Of these approximately 97 are employed in its Florida facilities located in Hialeah, of which three are employed in marketing, including its President, four in engineering, 77 in manufacturing and production, and 13 are engaged in administrative, accounting, warehousing and support activities. The Company's Houston, Texas facility employs approximately 34 persons, of which one is in marketing, 29 are in manufacturing and production, and four are in administration, accounting, warehousing and support activities. The Austin, Texas manufacturing facility presently employs 11 full-time persons and approximately 14 temporary personnel. The Company maintains a small office in Massachusetts with one marketing person. Its Scottish subsidiary employs approximately 100 people of which 82 are in production and the balance in administrative, accounting and support activities.

     In addition, to its full-time employees, the Company regularly utilizes the services of temporary workers, retained through local agencies. Presently the Company employs approximately 37 such workers. Many of these temporary workers, upon fulfilling in excess of 320 hours of service, may be employed on a full-time basis as needed.

     The Company has no unions and believes its relationships with its employees is good.

Property

     In 1990, the Company sold to its Parent two facilities in Hialeah, Florida and a parcel of land used for parking located across the street from its executive and administrative offices. One facility is a two level 16,000 square foot building, which consists of executive and administrative offices (approximately 5,000 square feet), engineering (approximately 2,000 square feet), and prototype and production assemblies and plastic injection molding (approximately 9,000 square feet). Adjacent to that facility is the second building, consisting of 12,000 square feet which houses the warehouse and inspection segments of the Company's operations.

     These properties were sold to the Parent for a partial reduction of the indebtedness owed to the Parent of $1,300,000, less the two mortgages on the properties of approximately $256,000, assumed by the Parent. The Parent leases the properties to the Company. See below, and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

     The following chart summarizes the properties leased by the Company.


Space                               Property            Landlord          Term                   Rent
-----                               --------            --------          ----                   ----

16,000 sq. ft                     2230 W 77th St.       Medicore       5 yrs. to            $130,000/yr.
(exec. offs., mfg.)               Hialeah, FL           (Parent)       March 31, 2000       plus taxes, utilities,
                                                                                            insurance (net, net)(1)


12,000 sq. ft                     2200 W 77th St.       Medicore       5 yrs. to            $130,000/yr.
(warehouse)                       Hialeah, FL           (Parent)       March 31, 2000       plus taxes, utilities,
                                                                                            insurance (net, net)(1)

2,700 sq. ft                      2235 W 77th St.       Megabrella     Two yrs. to          $15,600 yr.
(production)                      Hialeah, FL           Inc.           Dec. 31, 1996,       (plus taxes)
                                                                       2 one year renewals  escalating to
                                                                                            $18,000/yr. during
                                                                                            renewals

11,000 sq. ft                     9742 and 9754         George         5 yrs.               $68,400/yr.
(mfg. & offices)                  Whithorn Drive        Whimpey        to Dec. 14, 1996     (escalating approx.
                                  Houston, TX(2)        of Texas                            $1,280/yr.)

200 sq. ft                        200 Turnpike Rd.      MMP Realty     month                $250/month
(office)                          Southborough, MA      Trust          to                   plus heat,
                                                                       month                electricity and
                                                                                            Janitorial

6,825 sq. ft                      800 Paloma Dr.        AmorRon        3 yrs.               $45,000/yr.
(offices,mfg.)                    Round Rock, (Austin)  Park Ltd.      to April 14, 1998;   plus taxes,
                                  TX(3)                                one three year       utilities,
                                                                       renewal              insurance (net, net)

----------
(1) The $130,000 per year rental is the aggregate for both properties, 2230 West 77th Street, Hialeah, Florida and 2200 West 77th Street, Hialeah, Florida with adjacent parking. For the 12 month period commencing April 1, 1996, the Parent reduced the rent by $36,000 per year.

(2) Right (i) of first refusal to lease space in adjacent building when available; (ii) to locate to larger available space within Lessor's property; and (iii) to terminate the lease after December 14, 1994 by paying three months rent and forfeiting the $3,175 security deposit.

(3)  Right of first refusal to lease adjacent space (approximately 5,400 sq.
     ft.).

     In July, 1994, Techdyne (Scotland) purchased the 27,000 square foot facility it had been leasing in Livingston, Scotland. The purchase was accomplished for approximately $730,000 with a 15-year mortgage which has a U.S. dollar equivalency of approximately $579,000 at June 30, 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations". This facility was recently expanded by approximately 3,500 square feet. See "Business-Foreign Operations".

     The Company maintains state-of-the-art manufacturing, quality control testing and packaging equipment at all of its facilities in Florida, Texas and

Scotland.

     The Company believes that its equipment and facilities are adequate for its current operations.

Planned Facilities

     The Company, in 1995, constructed a facility in Round Rock, Texas, a smaller town adjacent to the more familiar city of Austin, Texas. This new satellite facility consists of administrative and sales offices, manufacturing and engineering facilities. Approximately $100,000 of the proceeds from the 1995 Offering were reserved for additional manufacturing equipment as operations in that region progressed.

     The Company's strategic plan has been and continues to be expansion through satellite facilities to obtain new customers or better serve existing customers. The establishment of these satellite facilities is dictated by the extent of additional or new business to be generated by existing and potential new customers, and the availability of appropriate facilities. The Company anticipates such satellite facilities would each consist of from 5,000 to 10,000 square feet, and would include sales, manufacturing, engineering and administrative offices. These proposed facilities are estimated to cost approximately $350,000 to construct, including leasehold improvements, basic manufacturing equipment, furniture and fixtures, with a limited amount to be reserved for working capital. Establishment of such facilities is expected to take approximately three months to become operational once a lease is executed. The Company has no site plans or leases for any such facilities. There can be no assurance that such satellite facilities will be established or, if so, that the same might be constructed in other locations. See "Use of Proceeds".

Litigation

     The Company is not involved in or subject to any claims or litigation.

                                   MANAGEMENT

Directors and Officers

     The officers and directors of the Company are as follows:

     Name                  Age       Position with the Company               Position Held Since
     ----                  ---       -------------------------               -------------------
Thomas K. Langbein         50        Chairman of the Board and                      1982
                                        Chief Executive Officer                     1990

Barry Pardon               45        President and Director                         1991
                                                                                    1990


Joseph Verga               45        Senior Vice President, Secretary               1988
                                        Treasurer and Director                      1990

Daniel R. Ouzts            49        Vice President-Finance, Controller and         1986
                                        Principal Financial Officer                 1996

Peter D. Fischbein         57        Director                                       1985

Anthony C. D'Amore         65        Director                                       1984


     Thomas K. Langbein was financial consultant to the Parent until 1980, when he became Chairman of the Board of Directors, Chief Executive Officer and President of the Parent. Mr. Langbein is also an officer and director of most of the Parent's subsidiaries. Mr. Langbein was Chairman of the Board of Directors of the Company in 1985, formerly having been the Vice President and Treasurer. Peter D. Fischbein was appointed Chairman of the Board in 1990 until 1991, when Mr. Langbein reassumed that position. In 1990, Mr. Langbein was appointed as President and Chief Executive Officer and Mr. Langbein relinquished the Presidency to Barry Pardon in November, 1991. Mr. Langbein is also a director Techdyne (Scotland). He is Chief Executive Officer and Chairman of the Board of DCA. In 1971, Mr. Langbein organized and currently is the President, sole director and owner of Todd & Company, Inc. ("Todd"), a broker-dealer registered with the Commission and the NASD. Mr. Langbein devotes most of his time to the affairs of the Company, the Parent and DCA.

     Barry Pardon joined the Company in November, 1980 as national sales manager and initiated the independent manufacturer representatives sales force. Mr. Pardon became Vice President of Marketing in 1981, was appointed Executive Vice President (Marketing) in 1988 and was appointed President in November, 1991. Mr. Pardon is a director of Techdyne (Scotland).

     Joseph Verga joined the Company in 1979 as purchasing agent. In 1980, he became production control manager and Vice President, in 1981 the operations manager, and in 1983 was elected a director and appointed Secretary of the Company. In 1985 he was appointed Treasurer and in 1988 was made Senior Vice President of Operations.

     Daniel R. Ouzts joined the Parent in 1980 as Controller of its plasma division, and in 1983 became controller of the Parent. He became Vice President of Finance of the Company and the Parent in 1986 and holds that position with DCA since 1995. He was appointed Principal Financial Officer in October, 1996. Mr. Ouzts is a certified public accountant.

     Peter D. Fischbein is an attorney who has been practicing law since 1965. He was appointed Chairman of the Board of the Company in 1990 and relinquished that position to Thomas K. Langbein in November, 1991. Mr. Fischbein is a director of the Parent. He is a general partner of several limited partnerships engaged in real estate development.

     Anthony C. D'Amore is director of the Parent and is registered as a part-time account executive with Todd, but has not been active in the brokerage business for many years. Mr. D'Amore was the owner of an insurance agency, the A.C. D'Amore Agency, Inc., which he sold in 1992, and from whom the Company, the Parent and subsidiaries purchased much of the insurance at rates competitive with unaffiliated parties. Mr. D'Amore continues to receive commissions with respect to insurance placed with the Company and the Parent.

     The term of office for directors and officers of the Company is one year. The Board has a stock option committee consisting of Messrs. Langbein, Fischbein and Verga and has an audit committee consisting of Messrs. Fischbein and D'Amore who are also on the audit committee of the Parent. The audit committee meets at least quarterly. It is responsible for recommending independent auditors to serve the Company, reviewing the independent accountant's reports, the services and results of audit of such accountants, and reviewing the scope, results and adequacy of the internal control procedures. No director or other participant in this program has received any compensation for acting as such. There is no family relationship between any of the officers and directors of the Company.

                        SELLING SECURITY HOLDER

     The only Selling Security Holder offering Common Stock included in the Prospectus is the Representative, Joseph Dillon & Company, Inc., which firm underwrote the 1995 Offering of Common Stock and Warrants. The Representative's Purchase Warrant and underlying securities, including 100,000 shares of Common Stock and 100,000 Warrants, were registered in the Company's 1995 Offering, Form SB-2 Registration. The Representative's Purchase Warrant includes 100,000 shares of Common Stock obtainable at an exercise price of $6.60 per share, and 100,000 Warrants which Warrants are obtainable at an exercise price of $.25 per Warrant, and each Warrant exercisable into Common Stock at $8.25 per share. The Common Stock obtainable by the Representative represents approximately 4.5% of the outstanding Common Stock. The 100,000 Warrants obtainable by the Representative upon exercise of the Representative's Purchase Warrant represents approximately 9% of the outstanding Warrants.

     The Company retained the Representative at the time of the 1995 Offering as financial consultant for a period of 18 months through March 12, 1997 at a monthly fee of $3,000 or an aggregate of $54,000 paid in October 1995, the closing of the 1995 Offering. Pursuant to that agreement the Representative provides general financial advisory services to the Company on an "as needed" basis with respect to possible future financing or acquisitions by the Company and related matters. The consulting agreement does not require the Representative to provide any minimum number of hours of consulting services to the Company.

     For a period of three years from the 1995 Offering through September 12, 1998, the Company has agreed to invite a designee of the Representative to attend all meetings of the Board of Directors of the Company. Such designee will be entitled to the same notices and communications sent by the Company to its directors and to attend director's meetings, but will not be entitled to vote or be compensated therefor. To date no such designee has attended any board meetings.


     The Representative owns an option to purchase 200,000 shares of common stock, $.01 per value, of the Parent (approximately 3.5% of the outstanding shares) at an exercise price of $1.25 per share exerciseable through September 30, 1997. The closing sales price of the Parent's common stock on October 30, 1996 was $4.00.

     The Representative with two other brokerage firms, in April, 1996, completed a firm commitment public offering of 1,150,000 units, each unit consisting of one share of common stock and two redeemable warrants at a per unit price of $3.75 for net proceeds of approximately $3,445,000 for DCA, an approximately 67% owned subsidiary of the Parent. The Representative also acts as a market-maker of the Parent's and DCA's common stock and of DCA warrants, has been retained as financial consultant by DCA for 18 months through October 16, 1997 for an aggregate of $54,000 paid in April, 1996 at the completion of the unit offering, and has the right to have a designee of the Representative to attend all DCA board meetings for three years through April 16, 1999 as is the case with the Company as discussed above, such designee not entitled to vote or be compensated.

     Similar to the fees payable to the Representative by the Company upon the exercise of the Warrants, DCA has agreed that for three years through April 16, 1999, it will pay the Representative a fee of 5% of the exercise price of the DCA warrants now trading on Nasdaq under the same conditions as those imposed with respect to the exercise of the Company's Warrants. See "Plan of Distribution".

     The Selling Security Holder is aware of Rule 10b-6 promulgated under
Section 10(b) of the Exchange Act, which prohibits persons engaged in a distribution of securities from bidding for or purchasing (inducing others to bid for or purchase) such securities that are being distributed, or securities of the same class or any right to purchase the securities being distributed, until they have completed their distribution. The purpose of Rule 10b-6 is to prevent persons with a financial interest in a distribution from affecting the integrity of the independent pricing mechanisms of the market for the securities "in distribution".

     For purposes of Rule 10b-6, "distribution" has been defined broadly, distinguishing the concept from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods. The definition applies to "shelf offerings" of securities as is the case of secondary offerings by selling security holders from time to time in the open market at current market prices. Whether sales by the Selling Security Holder are deemed to be a distribution under Rule 10b-6 depends among other factors, on the amount of securities registered, the public float, the trading volume and the presence of any special selling efforts. If it is determined that a distribution exists, the bidding for and the purchasing prohibitions of Rule 10b-6 will apply to those securities being distributed by those persons participating in the distribution.


     The Selling Security Holder shall be deemed to be engaged in a distribution from the time it determines to proceed with the shelf-registered offering. Since there may be extended periods during which there are no selling efforts under an effective shelf-registered offering, the Commission believes it is unnecessary to subject issuers, broker-dealers, selling security holders and other persons who may be deemed participating, to the strict prohibitions of bidding for, purchasing or inducing others to purchase the securities subject to the distribution throughout the life of the shelf registration. Exception (xii) of Rule 10b-6 allows for bids for or purchases by an issuer or other person on whose behalf a distribution is being made, or an affiliated purchaser of securities that are the subject of the distribution prior to two business days before the commencement of offers or sales of the securities to be distributed if the security is $5.00 or more and there is a minimum public float of 400,000 shares, and the bids or purchases are not for the purpose of creating actual, or apparent, active trading in or raising the price of such security. Therefore, for at least two days prior to any sales by such persons, neither the Company nor such persons should be bidding for or purchasing any such securities which are part of the distribution.

     Nothing herein is deemed a determination as to whether this shelf-registered offering by the Selling Security Holder is a distribution, whether such Selling Security Holder may be deemed an underwriter, whether for Rule 10b-6 purposes, or otherwise, at what point the prohibition against bidding for or purchasing the securities commences or relaxes, or whether the Selling Security Holder's market activities are to create actual or apparent trading to artificially affect the independent market forces or prices of the Company's securities and are therefore otherwise manipulative. These matters are the responsibility of the Selling Security Holder and the broker-dealers participating in the sales of the securities and should be discussed with their advisors. The Selling Security Holder is a broker-dealer registered with the Commission and a member of the NASD and, is, therefore, knowledgeable with respect to Rule 10b-6 and other regulations of the federal securities laws and has entered into an agreement with the Company to the effect that it understands its obligations under the Exchange Act and will abide by the provisions of Rule 10b-6, among other regulations.

                            DESCRIPTION OF SECURITIES

General

     The Company has an authorized capital of 10,000,000 shares of Common Stock, $.01 par value, of which 4,288,819 shares are currently outstanding. The issued and outstanding shares of Common Stock are fully paid and non-assessable, and all the shares of Common Stock underlying the Warrants, when issued, will be fully paid and non-assessable.

     Holders of the shares are entitled to one vote per share on all matters submitted to a vote of the shareholders and do not have cumulative voting rights in the election of directors. Since cumulative voting is not allowed, the

Parent, which owns 63.6% (73.9% including the Common Stock underlying the Techdyne Note) of the outstanding shares, can elect all the directors, and the holders of less than a majority of the shares can independently elect none of the directors. The Parent would continue to control the Company even assuming the full exercise of the Warrants. See Risk Factor No.1 under "Risk Factors Relating to the Securities and the Offering".

     Holders of the Common Stock are entitled to share pro rata in such dividends as may be declared by the board of directors out of funds legally available. See "Dividend Policy". On any dissolution, liquidation or winding-up of the Company, the holders of Common Stock will be entitled to share pro rata in all distributions made after the payment of or provision for the payment of all debts and prior claims. There are no preemptive rights or conversion privileges applicable to the Common Stock.

     Continental Stock Transfer & Trust Company, New York, New York, serves as transfer agent for the Common Stock and as Warrant agent for the Warrants.

Warrants

     The Warrants were issued pursuant to a Warrant Agreement between the Company and Continental Stock Transfer & Trust Company in the 1995 Offering and are in registered form. Each Warrant entitles its holder to purchase, at any time through September 12, 1998, one share of Common Stock at an exercise price of $5.00 per share, subject to adjustment in accordance with the anti-dilution and other provisions referred to below.

     The Warrants may be redeemed by the Company at any time prior to their expiration, at a redemption price of $.10 per Warrant, on not less than 30 day's prior written notice to the holders of such Warrants, provided that the closing high bid price of the Common Stock on Nasdaq, or the last sale price per share of the Common Stock, if listed in Nasdaq National Market or on a national exchange, is at least 150% ($7.50 per share, subject to adjustment) of the exercise price of the Warrants for a period of 15 consecutive trading days ending on the fifth day prior to the date of the notice of the redemption is given. Holders of Warrants shall have exercise rights until the close of the business day preceding the date fixed for redemption. The exercise price of the Warrants should in no event be regarded as an indication of any future market price of the Common Stock or Warrants.

     The exercise price and the number of shares of Common Stock purchasable upon the exercise of the Warrants are subject to adjustment upon the occurrence of certain events, including stock dividends, stock splits, combinations or reclassification of the Common Stock. The Warrants do not confer upon the holders any voting or any other rights as shareholders of the Company.

     The Company will pay the Representative a fee of five percent of the exercise price of each Warrant exercised, a portion of which fee may be allowed to the dealer who solicited the exercise. See "Plan of Distribution".

     The Company is required to have a current Registration Statement on file with the Commission and to effect appropriate qualifications under the laws and regulations of the states in which the holders of Warrants reside in order to comply with applicable laws in connection with the exercise of Warrants and the sale of Common Stock issued upon such exercise. The Company, therefore, is required to file a new Registration Statement or a post-effective amendment to its Registration Statement when subsequent events require such registration or amendment in order to continue the registration of the Common Stock underlying the Warrants and to take appropriate action under state securities laws. There can be no assurance that the Company will be able to keep its Registration Statement current or to effect appropriate action under applicable state securities laws. Its failure to do so may restrict the ability of the Warrant holders to exercise the Warrants and resell or otherwise dispose of the underlying Common Stock, whether pursuant to redemption of the Warrants or otherwise. See Risk Factor Nos. 8 and 9 under "Risk Factors Relating to the Securities and the Offering".

                         SHARES ELIGIBLE FOR FUTURE SALE

     The Company has 4,288,819 shares of Common Stock outstanding assuming the Warrants and Representative's Purchase Warrant and underlying Warrants are not exercised. Of the Parent's beneficial ownership of the Company, 2,527,797 shares of Common Stock (approximately 62%) are available for sale without compliance with the registration requirements of the Securities Act under certain circumstances and upon satisfaction of the conditions of Rule 144, except the two-year holding period. See Risk Factor No. 1 under "Risk Factors Relating to the Securities and the Offering". The officers and directors of the Company beneficially own approximately 7% of the Common Stock (directly or shares underlying their options and Warrants) and the Representative owns approximately 4.5% of the shares. See "Selling Security Holder". The Techdyne Note provides the Parent an option to immediately convert the Techdyne Note into approximately 1,689,000 shares of Common Stock at September 30, 1996 (approximately 39% of the currently outstanding shares ). These shares would be "restricted securities" as that term is defined in Rule 144. This means such shares may be publicly sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144.

     In general, under Rule 144 as currently in effect, a person, including an "affiliate" of the Company (which term includes the Parent and executive officers and directors of the Company) defined under the Securities Act as a person who controls the issuer, who has beneficially owned restricted securities for at least two years, and an affiliate holding freely tradable stock, as does the Parent except for those approximately 1,889,000 shares of Common Stock obtained and obtainable upon conversion of the Techdyne Note, is entitled to sell (together with any person with whom such individual is required to aggregate sales), within any three-month period, a number of shares which does not exceed the greater of 1% of the total number of outstanding shares of the same class, or if the Common Stock is trading on Nasdaq or a national stock exchange, the average weekly trading volume of the shares during the four calendar weeks preceding the sale. This means that the Parent could immediately sell from its non-restricted shares at least 42,888 shares of Common Stock every three-months under Rule 144. Control is defined in the Securities Act to mean possession of the power to direct or cause the direction of the management and policies of a person, including, but not limited to, effectuation of such influence through the ownership of voting securities.

     Sales under Rule 144 are also subject to satisfaction of certain additional conditions, including the manner and method of sale, notice and the availability of current public information about the Company.

     Sales of substantial amounts of shares of Common Stock in the public market under Rule 144, pursuant to this Prospectus or otherwise, could adversely affect the prevailing market price of the Common Stock. This is particularly true under the existing circumstances of the Company, since the amount of shares of Common Stock available for trading, the "public float," is approximately 1,484,000 shares (approximately 35% of the Common Stock outstanding). See Risk Factor Nos. 1, 2 and 4 under "Risk Factors Relating to the Securities and the Offering".

                              PLAN OF DISTRIBUTION

     The Common Stock underlying the Warrants will be offered and sold to the present or any subsequent Warrant holder by the Company. The Warrants presently held by the Selling Security Holder, and any Common Stock the Selling Security Holder may obtain upon exercise of the Warrants, are being offered for sale by the Selling Security Holder from time to time in the over-the-counter market through the usual brokerage channels and transactions at the then prevailing market prices, or at private sale or otherwise at negotiated prices related to the prevailing market prices at the time of offer or sale or by a combination of such methods. See "Market for the Company's Securities" and "Selling Security Holder". The Selling Security Holder and any broker-dealer acting on its behalf may be deemed underwriters within the meaning of the Securities Act and any commissions received or profits realized by them may be deemed underwriting commissions. The Company will receive none of the proceeds from the sale of the securities by the Selling Security Holder. See "Use of Proceeds".

     The Selling Security Holder has agreed with the Company that any Warrants and/or Common Stock to be offered by them to the public from time to time will be offered and sold in compliance with the Securities Act and the Exchange Act. The Selling Security Holder has agreed that it will not pay, directly or indirectly, to any person any compensation for soliciting another to purchase any Warrants or Common Stock, except for sales of these securities in ordinary brokerage transactions in which the broker is paid no more than the usual and customary commission for such transaction. However, the Company has agreed pursuant to the underwriting agreement entered into in 1995 with respect to the Company's 1995 Offering to pay the Representative a commission of 5% of the exercise price of each Warrant exercised, provided (i) the market price of the Common Stock on the date the Warrant is exercised is greater than the Warrant exercise price on that date; (ii) the exercise of the Warrant is solicited by a member of the NASD; (iii) the Warrant is not held in a discretionary account;
(iv) the disclosure of compensation arrangements were made both at the time of the 1995 Offering and at the time of exercise of the Warrant; (v) the solicitation of the exercise of the Warrant is not a violation of Rule 10b-6 promulgated under the Exchange Act; and (vi) the Representative is designated in writing as the soliciting broker. Unless granted an exemption by the Commission from Rule 10b-6 under the Exchange Act, the Representative and any other soliciting broker-dealer will be prohibited from engaging in any market-making activities or solicited brokerage activities with regard to the Company's securities during the periods prescribed by exemption (xi) to Rule 10b-6 before the solicitation of the exercise of any Warrant until the later of the termination of such solicitation activity or the termination of any right the Representative and any other soliciting broker-dealer may have to receive a fee for the solicitation of the exercise of the Warrants. See "Selling Security Holder".

     The Representative has the right through September 12, 1998 to appoint a non-voting, non-compensated designee to attend board meetings. The Company has also retained the Representative through March 12, 1997 at a pre-paid $54,000 fee as its financial consultant. See "Selling Security Holder".

     One or more supplements to the Prospectus will be filed under the Securities Act to describe any material arrangement or modification in the sale or resale of the Common Stock or Warrants.

                                  LEGAL MATTERS

     The validity of the Common Stock issuable upon exercise of the Warrants will be passed upon by Lawrence E. Jaffe, Esq., 777 Terrace Avenue, Hasbrouck Heights, New Jersey. Mr. Jaffe is counsel to the Company and counsel and Secretary to its Parent and devotes a significant amount of his time and receives a substantial portion of his fees for services rendered to the Parent and to a lesser degree the Company, primarily in corporate and securities matters. Fees paid to Mr. Jaffe by the Parent and the Company for 1995 totaled approximately $184,000. Mr. Jaffe maintains his principal office at the premises that the Parent utilizes for its New Jersey executive offices. He owns Company options for 30,000 shares of Common Stock, of which one option is for 20,000 shares exercisable at $1.00 per share, and another option is for 10,000 shares exercisable at $1.75 per share.

                                     EXPERTS

     The consolidated financial statements of Techdyne, Inc. at December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 included and incorporated by reference in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included and incorporated by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

     Information relating to indemnification of officers, directors, employees and experts of the Company is incorporated herein by reference from the Company's Prospectus dated September 13, 1995, Form SB-2, Registration No.

33-94998-A, page 43. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore unenforceable. In the event that a claim for indemnificaiotn against such liabilities (other than the payment by the Company of expenses, incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the latter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

================================================================================

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the Shares offered by this Prospectus, or an offer to sell or a solicitation of an offer to buy the Shares to or from any person in any jurisdiction in which such offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder at any time shall, under any circumstances, imply that there has been no change in the business or affairs of the Company since the date hereof or that the information in this Prospectus herein is correct as of any time subsequent to its date.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Available Information .....................................................    2
Incorporation of Certain Documents
 By Reference .............................................................    2
Prospectus Summary ........................................................    3
Risk Factors ..............................................................    7
Use of Proceeds ...........................................................   11
Market For the Company's
  Securities ..............................................................   12
Dividend Policy ...........................................................   13
Selected Consolidated
  Financial Data ..........................................................   14
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations ............................................................   15
Glossary of Terms .........................................................   19
Business ..................................................................   20
Management ................................................................   29
Selling Security Holder ...................................................   30
Description of Shares .....................................................   31
Shares Eligible for Future Sale ...........................................   33
Plan of  Distribution .....................................................   33
Legal Matters .............................................................   34
Experts ...................................................................   34
Indemnification For Securities
  Act Liability ...........................................................   35

================================================================================

================================================================================


                        1,200,000 Shares of Common Stock



                                 TECHDYNE, INC.



                    ---------------------------------------

                                   PROSPECTUS

                    ---------------------------------------








                                     , 1996



================================================================================

                 PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

     The following is a schedule of estimated expenses to be incurred by the Registrant in connection with the issuance and distribution of the Common Stock being registered hereby, other than commissions that might be payable by the Selling Security Holder to any broker or dealer that it might use to sell its Warrants or Common Stock. See the Prospectus under the caption "Selling Security Holder". The Selling Security Holder has no obligation for the expenses of this offering; provided, however, that the Company is not responsible for any counsel fees for counsel retained by the Selling Security Holder nor any selling commissions incurred by the Selling Security Holder for its Warrants and/or Common Stock, which such selling commissions and related expenses shall be the sole responsibility of the Selling Security Holder.

                   Registration Fee                       $      100
                   Printing and Engraving                      5,000
                   Accounting Fees                             5,000
                   Blue Sky Filing Fee and Expenses            1,000
                   Legal Fees and Expenses                    18,000
                   Miscellaneous                                 900
                                                            --------

                                     Total                  $ 30,000

Item 15. Indemnification of Directors and Officers

     Reference is made to Part II, "Information Not Required In Prospectus",
Item 24, "Indemnification of Directors and Officers," and the last two paragraphs of Item 28, "Undertakings" of the Company's Registration Statement on Form SB-2, Registration No. 33-94998-A, filed July 26, 1995 and declared effective September 13, 1995 ("Form SB-2 Registration") with regard to indemnification of directors and officers and the Commission's position relating thereto.

Item 16. Exhibits

         4(a)    Form of Common Stock Certificate*
          (b)    Form of Redeemable Common Stock Purchase Warrant*
          (c)    Form of Underwriter's (Representative's) Warrant*
          (d)    Form of Warrant Agreement between the Company,
                 Continental Stock Transfer & Trust Company
                 and Joseph Dillon & Co., Inc. (Representative)*
         5       Opinion of Lawrence E. Jaffe, Esq. (including consent)
        10(a)    Service Agreement between Medicore, Inc. and the Company
        23(a)    Consent of Ernst & Young LLP (included on page II-4)
          (b)    Consent of Lawrence E. Jaffe, Esq. (included his opinion
                 of counsel filed as Exhibit 5)

----------

*    Incorporated by reference to the Company's Form SB-2 Registration, Part II,
     Item 27.

Item 17. Undertakings

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424 (b) if, in the aggregate the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     Provided, however, That paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 of Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at this time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.


     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that such a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy in the Act and will be governed by the final adjucation of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City Hialeah, State of Florida on the 1st day of November, 1996.

                                  TECHDYNE,INC.

                                             /s/ Thomas K. Langbein
                                  By:_______________________________________
                                                 Thomas K. Langbein
                                         Chairman of the Board of Directors
                                            and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

        Signature                         Title                     Date
        ---------                         -----                     ----
   /s/ Thomas K. Langbein    Chairman of the Board of          November 1, 1996
--------------------------   Directors and Chief
       Thomas K. Langbein    Executive Officer

   /s/ Barry Pardon          President and Director            November 1, 1996
--------------------------
       Barry Pardon

  /s/ Joseph Verga           Senior Vice-President,            November 1, 1996
--------------------------   Secretary Treasurer and Director
      Joseph Verga

  /s/ Daniel R. Ouzts        Vice-President, Principal         November 1, 1996
--------------------------   Financial Officer and Controller
      Daniel R. Ouzts

  /s/ Anthony C. D'Amore     Director                          November 1, 1996
--------------------------
       Anthony C. D'Amore

  /s/ Peter D. Fischbein     Director                          November 1, 1996
--------------------------
      Peter D. Fischbein

               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

     We consent to the reference to our firm under the captions "Experts" and "Selected Consolidated Financial Data" in the Registration Statement (Form S-3) and related prospectus of Techdyne, Inc. for the registration of 1,200,000 shares of its common stock and to the incorporation by reference therein of our report dated March 20, 1996, with respect to the consolidated financial statements and schedules of Techdyne, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 1996, filed with the Securities and Exchange Commission.


                                           Ernst & Young LLP



October 28, 1996
Miami, Florida

                               CONSENT OF COUNSEL

     The consent of Lawrence E. Jaffe, Esq. is contained in his opinion filed as
Exhibit 5 to this Registration Statement.

                                                       Registration No. 33-_____
================================================================================



                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                           --------------------------



                                    FORM S-3

                             REGISTRATION STATEMENT

                                      UNDER

                           THE SECURITIES ACT OF 1933

                          ----------------------------

                                 TECHDYNE, INC.

              (Exact name of registrant as specified in character)

                     --------------------------------------






                                    EXHIBITS

                                  EXHIBIT INDEX

  4(a)     Form of Common Stock Certificate*

   (b)     Form of Redeemable Common Stock Purchase Warrant*

   (c)     Form of Underwriter's (Representative's) Warrant*

   (d) Form of Warrant Agreement between the Company, Continental Stock Transfer & Trust Company and Joseph Dillon & Co., Inc.
           (Representative)*

   5       Opinion of Lawrence E. Jaffe, Esq. (including consent)

 10(a)     Service Agreement between Medicore, Inc. and the Company

 23(a)     Consent of Ernst & Young LLP (included on page II-4)

   (b) Consent of Lawrence E. Jaffe, Esq. (included his opinion of counsel filed as Exhibit 5)

----------

*    Incorporated by reference to the Company's Form SB-2 Registration, Part II,
     Item 27.